Exhibit 99.5

Execution Copy

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement) is entered into as of August 24, 2026, by and between Swvl Holdings Corp, a company incorporated under the laws of the British Virgin Islands with company number 2070410 (the “Company”), and Coefficient Swvl Holdings, LLC, a Delaware limited liability company (the “Investor”), together with any Person who becomes party hereto pursuant to Section 8(d) (each such party and the Investor, a “Shareholder” and collectively, the “Shareholders”). Capitalized terms used herein shall have the meaning assigned to such terms in the text of this Agreement or in Section 1.

WHEREAS, the Company and the Investor have entered into that certain Securities Purchase Agreement, dated as of August 24, 2026 (as such agreement may be amended from time to time, the “Purchase Agreement”), pursuant to which the Investor has agreed to purchase, and the Company has agreed to issue and sell, Class A ordinary shares of the Company, par value $0.0025 per share (the “Ordinary Shares”), at a price per share of $1.446;

WHEREAS, the affairs of the Company are governed by its memorandum and articles of association, as amended from time to time (the “Memorandum and Articles”), and by the BVI Business Companies Act (As Revised) (the “BVI Act”);

WHEREAS, the execution and delivery of this Agreement by each party hereto is a condition to the obligations of the parties to consummate the Closing under the Purchase Agreement, and this Agreement is a closing deliverable of each party thereunder; and

WHEREAS, the Company desires to provide to the Shareholders rights to registration under the Securities Act of Registrable Securities, on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual promises hereinafter set forth, the parties hereto agree as follows:

AGREEMENT

1.Definitions. As used in this Agreement, the following capitalized terms shall have the following respective meanings:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with, such person.

“Agreement” has the meaning given to such term in the Preamble.

“Automatic Shelf Registration Statement” has the meaning given to such term in Section 2(d).

“Block Sale” means the sale of Ordinary Shares to one or several purchasers in a registered transaction by means of a bought deal, a block trade or a direct sale.

“Board” means the Board of Directors of the Company.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in New York City.

“Closing” means the closing of the transactions contemplated by the Purchase Agreement.

“Closing Date” means the date on which the Closing occurs.

“Ordinary Shares” means the Class A ordinary shares of the Company, par value $0.0025 per share, and any other class of securities into which such securities may hereafter be reclassified or changed, including any shares issued with respect to any share split, share division or combination, bonus issue, recapitalization, share exchange or similar event, or a successor security.

“Company” has the meaning given to such term in the Preamble.

“control” (including the terms “controlling,” “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Covered Person” has the meaning given to such term in Section 5(a).

“Demand Registration” has the meaning given to such term in Section 2(e).

“Demand Request” has the meaning given to such term in Section 2(e).

“Effective Period” has the meaning given to such term in Section 2(g).

“Effectiveness Deadline” means, with respect to the Shelf Registration Statement (or any Registration Statement filed in lieu thereof) required to be filed pursuant to Section 2(a), the date by which such Registration Statement is required to be declared effective by the Commission pursuant to Section 2(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor statute thereto and the rules and regulations of the Commission promulgated thereunder.

“Filing Deadline” means the date that is one hundred twenty (120) calendar days following the Closing Date.

“FINRA” means the Financial Industry Regulatory Authority.

“Free Writing Prospectus” has the meaning given to such term in Section 4(a).

“Holdback Period” means, with respect to any Underwritten Offering, ninety (90) days after (or such shorter period as may be agreed to by the managing underwriter(s) for such offering) and during the ten (10) days before, the effective date of the related Registration Statement or, in the case of an underwritten takedown from a Shelf Registration Statement, ninety (90) days after (or such shorter period as may be agreed to by the managing underwriter(s) for such offering) the date of the Prospectus supplement filed with the Commission in connection with such takedown and during such prior period (not to exceed ten (10) days) as the Company has given reasonable written notice to the Shareholders holding Registrable Securities.

“including” means “including without limitation.”

“Indemnified Party” has the meaning given to such term in Section 5(c).

“Indemnifying Party” has the meaning given to such term in Section 5(c).

“Investor” has the meaning given to such term in the Preamble.

“Losses” has the meaning given to such term in Section 5(a).

“Marketed Underwritten Offering” means (a) an Underwritten Offering pursuant to a Demand Registration or (b) a Marketed Underwritten Shelf Offering.

“Marketed Underwritten Shelf Offering” has the meaning given to such term in Section 2(b).

“Other Shareholders” shall mean Persons who by virtue of agreements with the Company (other than this Agreement) are entitled to include their securities in any registration of the offer or sale of securities pursuant to the Securities Act. Any references herein to “Registrable Securities” in respect of Other Shareholders shall refer to the corresponding defined term for “registrable securities” in their respective registration rights agreement(s) with the Company.

“Permitted Rights Transferee” means, for the purposes of this Agreement, any Person to whom a Shareholder transfers Registrable Securities in accordance with the Purchase Agreement and applicable law.

“Person” means any individual, partnership, joint venture, corporation, limited liability company, trust, unincorporated organization, government or any department or agency thereof or any other entity.

“Piggyback Registration” has the meaning given to such term in Section 3(a).

“Piggybacking Holder” has the meaning given to such term in Section 2(h)(iii).

“Prospectus” means the prospectus included in any Registration Statement (including a prospectus that discloses information previously omitted from a prospectus filed as part of an effective Registration Statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, relating to Registrable Securities, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such prospectus.

“Purchase Agreement” has the meaning given to such term in the Recitals.

“Registration Expenses” has the meaning given to such term in Section 6.

“Registrable Securities” means, (a) the Shares and (b) any equity securities or other equity interests issued or issuable, directly or indirectly, with respect to the Ordinary Shares described in clause (a) by way of conversion or exchange thereof or share divisions, share splits, bonus issues or in connection with a combination of shares, reclassification, recapitalization, merger, consolidation or other reorganization. As to any particular Registrable Securities, once issued, such securities shall cease to be Registrable Securities when (i) they are disposed of pursuant to an effective Registration Statement under the Securities Act, (ii) they are sold to the public pursuant to Rule 144 or Rule 145 (or other exemption from registration under the Securities Act), (iii) they shall have ceased to be outstanding, or (iv) they have been sold in a private transaction in which the transferor’s rights under this Agreement are not assigned to the transferee of the securities.

“Registration Statement” means any registration statement of the Company filed with the Commission under the Securities Act which covers any of the Registrable Securities pursuant to the provisions of this Agreement, including any Prospectus, Free Writing Prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

“Rule 144” means Rule 144 under the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission.

“Rule 145” means Rule 145 under the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission.

“Rule 405” means Rule 405 under the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission.

“Commission” means the U.S. Securities and Exchange Commission or any other federal agency at the time administering the Securities Act or the Exchange Act.

“Securities Act” means the Securities Act of 1933, as amended, and any successor statute thereto and the rules and regulations of the Commission promulgated thereunder.

“Selling Expenses” means all underwriting and brokerage discounts, selling commissions, transfer taxes, if any; provided, that, for the avoidance of doubt, Selling Expenses shall not include any fees and disbursements of any counsel retained by any underwriter in connection with any such sales.

“Shares” means the Ordinary Shares issued or issuable to the Investor pursuant to the Purchase Agreement.

“Shelf Registration Statement” has the meaning given to such term in Section 2(a).

“Shelf Takedown” has the meaning given to such term in Section 2(b).

“Shareholder” has the meaning given to such term in the Preamble.

“Subsidiary” means (a) any corporation of which a majority of the securities entitled to vote generally in the election of directors thereof, at the time as of which any determination is being made, are owned by another entity, either directly or indirectly and (b) any joint venture, general or limited partnership, limited liability company or other legal entity in which an entity is the record or beneficial owner, directly or indirectly, of a majority of the voting interests or the general partner.

“Take-Private Transaction” has the meaning given to such term in Section 4(k).

“Underwritten Offering” means an offering registered under the Securities Act in which securities of the Company are sold to one or more underwriters for reoffering to the public.

“WKSI” has the meaning given to such term in Section 2(d).

2.Registration Rights.

(a)Shelf Registration. Promptly upon the Closing, but in no event later than thirty (30) calendar days following the Closing Date, the Company shall file with the Commission and thereafter use its reasonable best efforts to cause to be declared effective a registration statement on Form F-3 or any comparable or successor form or forms or any similar short-form registration constituting a “shelf” registration statement providing for the registration of, and the sale by the Shareholders on a continuous or delayed basis of, all of the Registrable Securities, pursuant to Rule 415 or otherwise (a “Shelf Registration Statement”); provided, that if Form F-3 is not available for such registration or the Company is not then eligible to use Form F-3, the Company shall instead file within such period a Registration Statement on Form F-1 (or, if the Company does not then qualify as a foreign private issuer, on Form S-1), or any comparable or successor form or forms, providing for the registration of, and the sale by the Shareholders on a continuous or delayed basis of, all of the Registrable Securities pursuant to Rule 415 to the extent available (which Registration Statement shall constitute a Shelf Registration Statement for all purposes of this Agreement), and shall use its reasonable best efforts to cause such Registration Statement to be declared effective as promptly as practicable and, following the date on which the Company becomes eligible to use Form F-3, to convert or re-file such Registration Statement as a Shelf Registration Statement on Form F-3 as promptly as practicable thereafter; provided, further, that, in any event, the Company shall cause such Shelf Registration Statement to be declared effective no later than the earlier of (i) ninety (90) days following the filing thereof or (ii) ten (10) Business Days following the date on which the Company is notified (orally or in writing, whichever is earlier) by the Commission that such Shelf Registration Statement will not be reviewed or is no longer subject to further review or comments.

(b)Shelf Takedowns. Subject to the provisions of Section 2(c) hereof, the Shareholders shall be entitled, at any time and from time to time when a Shelf Registration Statement is effective, to sell such Registrable Securities held by them as are then registered pursuant to a Shelf Registration Statement (each, a “Shelf Takedown”). Subject to the following sentence, the number of Shelf Takedowns that the Shareholders may effect pursuant to this Section 2(b) shall not be limited. The number of Underwritten Offerings that may be effected hereunder shall be limited to a total of six (6) Underwritten Offerings and the Company shall not be required to facilitate an Underwritten Offering where the plan of distribution contemplates a customary “road show” (including an “electronic road show”) or other substantial marketing effort by the Company and the underwriters (any such Underwritten Offering, a “Marketed Underwritten Shelf Offering”) unless the aggregate gross proceeds from such offering are reasonably expected to be at least the lesser of (x) $10,000,000 and (y) the aggregate gross proceeds from such offering assuming all of the remaining number of Registrable Securities held by the Shareholders are sold. Any such Shelf Takedown may be made in the United States by and pursuant to any method or combination of methods legally available to the Shareholders (including an Underwritten Offering, a direct sale to purchasers, a sale to or through brokers, dealers or agents, a sale over the internet, Block Sales, derivative transactions with third parties, sales in connection with short sales and other hedging transactions). The Company shall comply with the applicable provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by the Shelf Registration Statement in accordance with the intended methods of disposition by the Shareholders participating in such Shelf Takedown.

(c)Cooperation with Shelf Takedowns. Upon receipt of prior written notice by the Shareholders that they intend to effect a Shelf Takedown, subject to Section 2(i), the Company shall use its reasonable best efforts to cooperate in such Shelf Takedown, whether or not such Shelf Takedown constitutes an Underwritten Offering, by amending or supplementing the Prospectus related to such Shelf Registration Statement as may be reasonably requested by the Shareholders for so long as any Shareholders hold Registrable Securities; provided, that the Company shall not be obligated to cooperate in an Underwritten Offering to be effected by means of a Block Sale if notice of such Underwritten Offering has not been delivered to the Company at least three (3) Business Days prior to the intended launch of such Block Sale.

(d)Automatic Shelf Registration Statements. To the extent the Company is a well-known seasoned issuer (as defined in Rule 405) (a “WKSI”) at a time when it is obligated to file a Shelf Registration Statement pursuant to this Agreement, the Company shall file an automatic shelf registration statement (as defined in Rule 405) on Form F-3 (an “Automatic Shelf Registration Statement”) in accordance with the requirements of the Securities Act and the rules and regulations of the Commission thereunder, that covers the Registrable Securities. The Company shall pay the registration fee for all Registrable Securities to be registered pursuant to an Automatic Shelf Registration Statement at the time of filing of the Automatic Shelf Registration Statement and shall not elect to pay any portion of the registration fee on a deferred basis. The Company shall use its reasonable best efforts to remain a WKSI (and not to become an ineligible issuer (as defined in Rule 405)) during the period which any Automatic Shelf Registration Statement is effective. If at any time following the filing of an Automatic Shelf Registration Statement when the Company is required to re-evaluate its WKSI status and the Company determines that it is not a WKSI, the Company shall use its reasonable best efforts to post-effectively amend the Automatic Shelf Registration Statement to a Shelf Registration Statement that is not automatically effective or file a new Shelf Registration Statement or, if the Company is not eligible at such time to file a Shelf Registration Statement, a Registration Statement on Form F-1; have such Registration Statement declared effective by the Commission; and keep such Registration Statement effective during the period during which such Shelf Registration Statement or Registration Statement on Form F-1 is required to be kept effective in accordance with Section 2(g) hereof.

(e)Demand Rights. In the event the Company ceases to be eligible to register Registrable Securities on Form F-3 or has failed to perform its obligations under Section 2(a), the Shareholders shall have the right to require the Company to file a registration statement under the Securities Act in respect of all or a portion of Registrable Securities owned by the Shareholders, which may, for the avoidance of doubt, include an Underwritten Offering (so long as such request covers at least $5,000,000 worth of the then current value of Ordinary Shares), by delivering to the Company written notice stating that such right is being exercised, specifying the number of Registrable Securities owned by the Shareholders to be included in such registration, and describing the intended method of distribution thereof (each, a “Demand Request” and any registration effected pursuant thereto, a “Demand Registration”). Notwithstanding the foregoing, the Company shall not be required to file any Registration Statement pursuant to a Demand Request within ninety (90) days after the effective date of a previous Demand Registration or any previous Registration Statement in which the holders of Registrable Securities were given piggyback rights pursuant to Section 3 in which there was no reduction in the number of Registrable Securities to be included, and in each case, in which the sale of the Registrable Securities included therein was consummated. The Company shall comply with the applicable provisions of the Securities Act with respect to the disposition of all Registrable

Securities covered by the Demand Registration in accordance with the intended methods of disposition by the Shareholders.

(f)Effectiveness of Demand Registration. As promptly as practicable, but in no event later than twenty (20) Business Days after the Company receives a Demand Request pursuant to Section 2(e) hereof, the Company shall file with the Commission and thereafter use its reasonable best efforts to cause to be declared effective promptly a registration statement on the appropriate form (it being agreed that, subject to Section 2(d) hereof, such Registration Statement shall be an Automatic Shelf Registration Statement, if then available to the Company) providing for the registration of such number of Registrable Securities the Shareholders shall have requested be registered for distribution in accordance with such intended method of distribution. The Company shall comply in all material respects with the applicable provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by any such registration statement in accordance with the intended method or methods of disposition by the Shareholders.

(g)Continued Effectiveness. The Company shall use its reasonable best efforts to keep (i) any Shelf Registration Statement filed pursuant to this Agreement continuously effective and usable for the resale of the Registrable Securities covered thereby until the date on which all of the Registrable Securities covered by such Shelf Registration Statement have been sold pursuant to such Shelf Registration Statement, and (ii) any Registration Statement filed pursuant to a Demand Request effective for a period of at least one hundred eighty (180) days after the effectiveness thereof or such shorter period during which all Registrable Securities included therein shall have actually been sold (such period, the “Effective Period”); provided, however, that in the event the Company suspends, postpones or delays the filing of a Registration Statement required to be filed pursuant to this Agreement, the Effective Period shall be extended by the duration of each such applicable suspension, postponement or delay. Notwithstanding the foregoing, the Company shall not be required to maintain the effectiveness of any Shelf Registration Statement or Registration Statement at such time as the Registrable Securities become eligible for resale without volume or manner-of-sale restrictions and without current public information pursuant to Rule 144.

(h)Priority on Demand Registration or Shelf Takedown. If any of the Registrable Securities registered pursuant to a Demand Request or a Shelf Takedown are to be sold in a Marketed Underwritten Offering, and the managing underwriter(s) advise the Shareholders that in its good faith opinion the total number or dollar amount of Registrable Securities proposed to be sold in such Marketed Underwritten Offering (including securities proposed to be included by other holders of securities entitled to include securities in such Registration Statement pursuant to incidental or piggyback registration rights), is such as to adversely affect the success of such offering, then there shall be included in such Marketed Underwritten Offering the number or dollar amount of Registrable Securities that in the good faith opinion of such managing underwriter(s) can be sold without adversely affecting such offering, and such number of Registrable Securities shall be allocated as follows, unless the underwriters require a different allocation:

(i)first, to the Shareholders requesting such registration pro rata on the basis of the percentage of Registrable Securities owned by each such Shareholder relative to thenumber of Registrable Securities owned by all Shareholder, until with respect to such Shareholders, all Registrable Securities requested for registration by such Shareholders have been included in such registration;

(ii)second, the securities for which inclusion in such Registration Statement was requested by the Company; and

(iii)third, Ordinary Shares requested by other holders of Ordinary Shares (each, a “Piggybacking Holder”) to be included in such Marketed Underwritten Offering, on a pro rata basis or in such other manner as such Piggybacking Holders shall agree.

Notwithstanding the foregoing, no securities other than Registrable Securities held by the Shareholders shall be eligible for inclusion in the total number or dollar amount of Registrable Securities proposed to be sold in any Block Sale effected pursuant to Section 2(b) or Section 2(e) of this Agreement.

(i)Postponements in Requested Registrations. If the filing, initial effectiveness or continued use of a Registration Statement, including a Shelf Registration Statement, filed hereunder, including any proposed

Underwritten Offering thereunder, (i) would require the Company, under applicable securities laws or other laws, to make a public disclosure of material non-public information, which disclosure in the good faith judgment of the Company (after consultation with external legal counsel) (A) would be required to be made in any Registration Statement so that such Registration Statement would not contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and (B) would not be required to be made at such time but for the filing, effectiveness or continued use of such Registration Statement or (ii) would reasonably be expected to adversely affect in any material respect the Company or its business or the Company’s ability to effect a bona fide material proposed acquisition, disposition, financing, reorganization, recapitalization or similar transaction, then the Company may, upon giving prompt written notice of such action to the Shareholders participating in such registration, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement; provided, that the Company shall not be permitted to do so (x) more than once in any six (6)-month period or (y) for any single period of time in excess of sixty (60) days, or for periods exceeding, in the aggregate, ninety (90) days during any twelve (12)-month period. In the event that the Company exercises its rights under the preceding sentence, such Shareholders agree to suspend, promptly upon receipt of the notice referred to above, the use of any Prospectus relating to such registration in connection with any sale or offer to sell Registrable Securities. If the Company so postpones the filing of a Prospectus or the effectiveness of a Registration Statement, the demanding Shareholder shall be entitled to withdraw such request. The Company shall promptly give the Shareholders requesting registration thereof pursuant to this Section 2 written notice of any postponement made in accordance with the preceding sentence.

(i)Any such written notice pursuant to this Section 2(i) shall not specify the nature of the event giving rise to such postponement or suspension, and the Shareholders agree to maintain the confidentiality of such notice and its contents.

(ii)To the extent any notice delivered to a Shareholder pursuant to this Section 2(i) contains material, non-public information about the Company, the Company shall contemporaneously with any such delivery (or on or prior to 9:00 a.m., New York City time on the Business Day following a notice to a Shareholder that is delivered after normal trading hours) publicly disclose such material, non-public information on a Current Report on Form 6-K (or Form 8-K, if the Company no longer qualifies as a foreign private issuer) or otherwise.

(iii)Each Shareholder may deliver written notice (an “Opt-Out Notice”) to the Company requesting that such Shareholder not receive notices from the Company otherwise required by this Section 2(i); provided, however, that such Shareholder may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from a Shareholder (unless subsequently revoked), (i) the Company shall not deliver any notices pursuant to this Section 2(i) to such Shareholder and such Shareholder shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to such Shareholder’s intended use of an effective Registration Statement, such Shareholder will notify the Company in writing at least two (2) Business Days in advance of such intended use, and if a notice of a postponement or suspension was previously delivered (or would have been delivered but for the provisions of this paragraph) and the related suspension period remains in effect, the Company will so notify such Shareholder, within one (1) Business Day of such Shareholder’s notification to the Company, by delivering to such Shareholder a copy of such previous notice of a postponement or suspension, and thereafter will provide such Shareholder with the related notice of the conclusion of such postponement or suspension immediately upon the conclusion thereof.

(iv)Any notice delivered to a Shareholder pursuant to the preceding paragraph shall not contain any material, non-public information about the Company or subject such Shareholder to any duty of confidentiality.

(j)Registration Expenses. The Company shall pay, and shall be responsible for, all Registration Expenses in connection with any registrations and offerings pursuant to this Section 2, including any underwritten offering, direct sales to purchasers, sales to or through brokers, dealers or agents, derivative transactions with third parties, sales in connection with short sales and other hedging transactions, that are effectuated pursuant to this Section 2; provided, however, that the Shareholders shall pay all Selling Expenses, if any, with respect to Registrable Securities sold by them.

(k)Selection of Underwriters. The lead underwriters of any Underwritten Offering effected pursuant to a Demand Registration or a Shelf Takedown shall be selected by the Shareholders, subject to the consent, not to be unreasonably withheld, of the Company. If the Shareholders intend that the Registrable Securities requested to be covered by a Demand Registration shall be distributed by means of an Underwritten Offering, the Shareholders shall so advise the Company in writing. The right of any Shareholder to participate in an Underwritten Offering pursuant to this Section 2 will be conditioned upon such Shareholder’s participation in such underwriting and the inclusion of such the Shareholder’s Registrable Securities in the underwriting and each such Shareholder will (together with the Company and any Piggybacking Holder distributing its securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting (including pursuant to the terms of any over-allotment or “green shoe” option requested by the managing underwriter(s)); provided, that (i) no Shareholder shall be required to sell more than the number of Registrable Securities that such Shareholder has requested the Company to include in any registration and (ii) if any Shareholder disapproves of the terms of the underwriting, such Shareholder may elect to withdraw therefrom by written notice to the Company, the managing underwriter(s) and, in connection with an Underwritten Offering pursuant to this Section 2, the other Shareholders; provided, further, that no such Person (other than the Company) shall be required to make any representations or warranties other than (A) those related to the title and ownership of, and power and authority to transfer, Registrable Securities and (B) those related to the accuracy and completeness of statements made in a Registration Statement, Prospectus or other document in reliance upon, and in conformity with, written information prepared and furnished to the Company or the managing underwriter(s) by such Person pertaining exclusively to such Shareholder. Notwithstanding the foregoing, no Shareholder shall be required to agree to any indemnification obligations on the part of such Shareholder that are greater than its obligations pursuant to Section 5.

(l)Selling Shareholder Questionnaire. Each Shareholder agrees to furnish to the Company a completed questionnaire in the form attached to this Agreement as Annex A (a “Selling Shareholder Questionnaire”) on a date that is not less than two (2) Trading Days prior to the Filing Date or by the end of the fourth (4th) Trading Day following the date on which such Shareholder receives draft materials in accordance with this Section. Each Shareholder shall provide any additional information as may be reasonably requested by the Company and is necessary for purposes of complying with requirements under applicable securities laws and regulations or rules of any applicable stock exchange where the Ordinary Shares are then listed.

3.Piggyback Restrictions.

(a)Right to Piggyback. Whenever the Company proposes to register any of its securities for its own account or the account of any Other Shareholders, as demanded by such Other Shareholders, including, but not limited to, in each case, pursuant to a shelf takedown or an Underwritten Offering (other than (i) pursuant to a registration statement on Form F-4 (or similar form that relates to a transaction subject to Rule 145) or in which the Company is offering to exchange its own securities for other securities, (ii) a registration pursuant to this Agreement, (iii) a registration relating solely to employee benefit plans or any dividend or distribution reinvestment or similar plan, or relating solely to the sale of debt or convertible debt instruments or (iv) a “universal” shelf registration statement on Form F-3 (provided that, for the avoidance of doubt, the foregoing clause (iv) shall apply only to the filing of a “universal” shelf registration statement, but not to any shelf takedown or other sales of equity securities thereunder) and the registration form to be filed may be used for the registration or qualification for distribution of Registrable Securities, the Company will give written notice at least fifteen (15) days before the anticipated filing date to the Shareholders of its intention to effect such a registration (which notice shall be held in confidence by the Shareholders until such registration is publicly disclosed) and will include in such registration all Registrable Securities held by the Shareholders with respect to which the Company has received from the Shareholder a written request for inclusion therein within ten (10) days after the date of the Company’s notice (a “Piggyback Registration”). If the Shareholder has made such a written request, it may withdraw its or any Registrable Securities from such Piggyback Registration by giving written notice to the Company and the managing underwriter(s), if any, on or before the fifth (5th) day prior to the planned effective date of such Piggyback Registration. The Company may terminate or withdraw any registration under this Section 3 prior to the effectiveness of such registration, whether or not the Shareholder has elected to include Registrable Securities in such registration, and, except for the obligation to pay Registration Expenses pursuant to Section 3(c), the Company will have no liability to the Shareholder in connection with such termination or withdrawal.

(b)Underwritten Registration. If the registration referred to in Section 3(a) is proposed to be an Underwritten Offering, the Company will so advise the Shareholders as a part of the written notice given pursuant to Section 3(a). In such event, the right of any Shareholder to registration pursuant to this Section 3 will be conditioned upon such Shareholder’s participation in such underwriting and the inclusion of such Shareholder’s Registrable Securities in the underwriting, and any Shareholder that holds Registrable Securities that are to be sold in such offering will (together with the Company and any other holders distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such offering by the Company. If the Shareholder disapproves of the terms of the underwriting, the Shareholder may elect to withdraw therefrom by written notice to the Company and the managing underwriter(s).

(c)Piggyback Registration Expenses. The Company will pay all Registration Expenses in connection with any Piggyback Registration, whether or not any registration or prospectus becomes effective or final; provided, however, that the Shareholders shall pay all Selling Expenses, if any, with respect to Registrable Securities sold by them.

(d)Priority on Primary Registrations. If a Piggyback Registration relates to a primary Underwritten Offering on behalf of the Company, and the managing underwriter(s) advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold without adversely affecting the marketability of such offering, the Company will include in such registration or prospectus only such number of securities that in the opinion of such underwriters can be sold without adversely affecting the marketability of the offering, which securities will be so included in the following order of priority: (i) first, the securities the Company proposes to sell, (ii) second, the Registrable Securities requested to be included in such registration by the Shareholders (and, if applicable, Other Shareholders) on a pro rata basis relative to the total number of Registrable Securities requested to be included therein by such holders, until all Registrable Securities requested for registration by such holders have been included in such registration and (iii) third, Ordinary Shares requested by any other persons to be included in the Piggyback Registration, on a pro rata basis relative to the total number of registrable securities requested to be included in the Piggyback Registration by such other requesting persons, or in such other manner as such other requesting persons shall agree.

(e)Priority on Secondary Registrations. If a Piggyback Registration relates to a secondary Underwritten Offering on behalf of any Other Shareholders, and the managing underwriter(s) advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold without adversely affecting the marketability of the offering, the Company will include in such registration only such number of securities that in the opinion of such underwriters can be sold without adversely affecting the marketability of the offering, which securities shall include Registrable Securities requested to be included therein by the Other Shareholders making demand for such offering, together with any Registrable Securities requested to have been included in such registration by the Shareholder on a pro rata basis relative to the number of total shares of Registrable Securities requested to be included therein by the Shareholders.

4.Registration Procedures. If and whenever the Company is required to use its reasonable best efforts to effect the registration of any Registrable Securities under the Securities Act as provided in Section 2, the Company shall effect such registration to permit the sale of such Registrable Securities in accordance with the intended method or methods of disposition thereof, and pursuant thereto the Company shall cooperate in the sale of such Registrable Securities and shall, as expeditiously as possible:

(a)prepare and file, in each case as promptly as practicable, with the Commission a Registration Statement or Registration Statements on such form as shall be available for the sale of the Registrable Securities by the Shareholders or by the Company in accordance with the intended method or methods of distribution thereof, make all required filings with FINRA, and, if such Registration Statement is not automatically effective upon filing, use its reasonable best efforts to cause such Registration Statement to be declared effective as soon as practicable and to remain effective as provided herein; provided, however, that before filing a Registration Statement or Prospectus or any amendments or supplements thereto (including free writing prospectuses under Rule 433 (each a “Free Writing Prospectus”)), the Company shall furnish or otherwise make available to the Shareholders, their counsel and the managing underwriter(s), if any, copies of all such documents proposed to be filed (including exhibits thereto), which documents will be subject to the reasonable review and comment of such counsel, and such other documents reasonably requested by such counsel, including any comment letter from the

Commission, and, if requested by such counsel, provide such counsel reasonable opportunity to participate in the preparation of such Registration Statement and each Prospectus included therein and such other opportunities to conduct a reasonable investigation within the meaning of the Securities Act, including reasonable access to the Company’s books and records, officers, accountants and other advisors. The Company shall not file any such Registration Statement or Prospectus, or any amendments or supplements thereto (including Free Writing Prospectuses) with respect to a Demand Registration to which the Shareholders or the managing underwriter(s), if any, shall reasonably object, in writing, on a timely basis, unless, in the opinion of the Company, such filing is necessary to comply with applicable law;

(b)prepare and file with the Commission such amendments and supplements to such Registration Statement and the Prospectus used in connection therewith and such Free Writing Prospectuses and Exchange Act reports as may be necessary to keep such Registration Statement continuously effective during the period provided herein and comply in all material respects with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement; and cause the related Prospectus to be supplemented by any Prospectus supplement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of the securities covered by such Registration Statement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) under the Securities Act in each case, until such time as all of such securities have been disposed of in accordance with the intended method or methods of disposition by the seller or sellers thereof set forth in such Registration Statement;

(c)notify each selling Shareholder of Registrable Securities, its counsel and the managing underwriter(s) of any Underwritten Offering (i) when a Registration Statement, pre-effective amendment to any Registration Statement, Prospectus or any Prospectus supplement or post-effective amendment or any Free Writing Prospectus has been filed, and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the Commission or any other federal or state governmental authority for amendments or supplements to a Registration Statement or related Prospectus or for additional information, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceedings for that purpose, (iv) if at any time the Company has reason to believe that the representations and warranties of the Company contained in any agreement (including any underwriting agreement) contemplated by Section 4(n) below cease to be true and correct, (v) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of such Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose, and (vi) of the happening of any event that makes any statement made in such Registration Statement or related Prospectus, Free Writing Prospectus, amendment or supplement thereto, or any document incorporated or deemed to be incorporated therein by reference, as then in effect, untrue in any material respect or that requires the making of any changes in such Registration Statement, Prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (which notice shall notify the selling Shareholders only of the occurrence of such an event and shall provide no additional information regarding such event to the extent such information would constitute material non-public information);

(d)use its reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement, or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction at the earliest date reasonably practical;

(e)if requested by the Shareholders, or, in the case of an Underwritten Offering, the managing underwriter(s) of such Underwritten Offering, promptly include in a Prospectus supplement or post-effective amendment such information as the Shareholders or such managing underwriter(s), as the case may be, may reasonably request in order to facilitate the disposition of the Registrable Securities in accordance with the intended method or methods of distribution of such securities set forth in the Registration Statement and make all required filings of such Prospectus supplement or such post-effective amendment as soon as practicable after the Company has received such request; provided, however, that the Company shall not be required to take any actions under this Section 4(e) that are not, in the opinion of counsel for the Company, in compliance with applicable law;

(f)deliver to each selling Shareholder of Registrable Securities, its counsel, and the underwriters, if any, without charge, as many copies of the Prospectus or Prospectuses (including each form of Prospectus) and each amendment or supplement thereto (including any Free Writing Prospectus) as such Persons may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities in accordance with the intended method or methods of disposition thereof; and the Company, subject to the last paragraph of this Section 4, hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Shareholders of Registrable Securities and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any such amendment or supplement thereto;

(g)use its reasonable best efforts to register or qualify or cooperate with the selling Shareholders of Registrable Securities, the underwriters, if any, and their respective counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or blue sky laws of such jurisdictions within the United States as any seller or underwriter reasonably requests in writing and to keep each such registration or qualification (or exemption therefrom) effective during the period such Registration Statement is required to be kept effective and to take any other action that may be necessary or advisable to enable such Shareholder of Registrable Securities to consummate the disposition of such Registrable Securities in such jurisdiction in accordance with the intended method or methods of disposition thereof; provided, however, that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 4(g), (ii) subject itself to taxation in any jurisdiction wherein it is not so subject or (iii) take any action that would subject it to general service of process in any such jurisdiction where it is not then so subject;

(h)cooperate with the selling Shareholders of Registrable Securities and the managing underwriter(s), if any, to facilitate the timely preparation and delivery of certificates (not bearing any legends) representing Registrable Securities to be sold after receiving written representations from each Shareholder of such Registrable Securities that the Registrable Securities represented by the certificates so delivered by the Shareholder will be transferred in accordance with the Registration Statement, and enable such Registrable Securities to be in such denominations and registered in such names as the managing underwriter(s), if any, or Shareholders may request at least two (2) Business Days prior to any sale of Registrable Securities in a firm commitment public offering, but in any other such sale, within ten (10) Business Days prior to having to issue the securities;

(i)upon the occurrence of any event contemplated by Section 4(c)(vi) above, prepare a supplement or post-effective amendment to the Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(j)provide and cause to be maintained a transfer agent and registrar for all such Registrable Securities from and after the effective date of such Registration Statement;

(k)use its reasonable best efforts to cause all Registrable Securities covered by any Registration Statement to be listed on each primary national securities exchange (if any) on which the Ordinary Shares are at that time listed; provided, that, for the avoidance of doubt, neither this clause (k) nor any other provision of this Agreement shall prohibit the Company from effecting a merger, sale or other “take-private” transaction (each, a “Take-Private Transaction”) in which all or substantially all of the Ordinary Shares outstanding immediately prior to such transaction (other than “rollover” shares) are converted into or exchanged for the right to receive consideration consisting of cash or other property and, following such transaction, the Ordinary Shares are no longer listed on a national securities exchange nor registered under the Securities Act and/or the Exchange Act;

(l)in the case of any Underwritten Offering in which any Shareholder participates, enter into an underwriting agreement containing such provisions as are acceptable to the Company, acting reasonably (including provisions for indemnification, lockups, opinions of counsel and comfort letters), and take all such other customary and reasonable actions as the managing underwriters of such offering may request in order to facilitate the disposition of such Registrable Securities, including adding information requested by the managing underwriters to the Prospectus, and making such representations and warranties to the holders of such Registrable Securities and the underwriters, if any, with respect to the business of the Company and its material subsidiaries, and the Registration Statement, Prospectus and documents, if any, incorporated or deemed to be incorporated by reference therein, in each case, in form, substance and scope as are customarily made by issuers to underwriters in underwritten offerings, and, if true, confirm the same if and when requested;

(m)in the case of any Underwritten Offering in which any Shareholder participates, (i) make reasonably available, for inspection by the managing underwriters of such Underwritten Offering and one law firm and accounting firm acting for such managing underwriters, pertinent corporate documents and financial and other records of the Company and its subsidiaries and controlled Affiliates, (ii) cause the Company’s officers and employees to supply information reasonably requested by such managing underwriters or law firm or accounting firm in connection with such offering, (iii) make the Company’s independent auditor available for any such managing underwriters’ due diligence and have them provide customary comfort letters to such underwriters in connection therewith and to each Shareholder selling Registrable Securities in such offering (unless such accountants shall be prohibited from so addressing such letters by applicable standards of the accounting profession) and (iv) cause the Company’s outside counsel to furnish customary legal opinions and updates thereof (which legal opinions (in form, scope and substance) shall be reasonably satisfactory to the managing underwriter(s)) to such underwriters and to each Shareholder selling Registrable Securities in such offering in connection therewith (subject to delivery to outside counsel of each such Shareholder’s representation that it is knowledgeable with respect to the due diligence review process that an underwriter would perform in connection with an offering of securities registered pursuant to the Securities Act), covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by such counsel and underwriters; provided, however, that any such records and other information provided under the foregoing clauses (i) and (ii) that is not generally publicly available shall be subject to such confidential treatment as is customary for underwriters’ due diligence reviews;

(n)in the case of any Underwritten Offering in which any Shareholder participates, cause its management to use their reasonable best efforts to support the marketing of the Registrable Securities covered by the Registration Statement (including participation in such number of “road shows” as the underwriter(s) reasonably request, and in any management diligence meetings or teleconferences as the underwriter(s) or their counsel reasonably request), in each case consistent, to the extent commercially reasonable, with the historical practices of the Company for an underwritten offering by the Company having an aggregate offering size comparable to such Underwritten Offering;

(o)cooperate with each seller of Registrable Securities and each underwriter or agent participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with the FINRA; and

(p)otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of any Registration Statement, which earnings statement will satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.

The Company may require each Shareholder of Registrable Securities as to which any registration is being effected to furnish to the Company in writing such information required in connection with such registration regarding such seller and the distribution of such Registrable Securities as the Company may, from time to time, reasonably request and the Company may exclude from such registration the Registrable Securities of any Shareholder who unreasonably fails to furnish such information within a reasonable time after receiving such request.

The Company agrees not to file or make any amendment to any Registration Statement with respect to any Registrable Securities, or any amendment of or supplement to the Prospectus or any Free Writing Prospectus used in connection therewith, that refers to any Shareholder covered thereby by name, or otherwise identifies such Shareholder as the holder of any securities of the Company, without first furnishing or otherwise making available to such Shareholder a copy of any such amendment or supplement no less than five (5) Business Days prior to the filing of such amendment or supplement (unless and to the extent such amendment or supplement is required by law to be filed earlier) and including all comments reasonably and timely requested by such Shareholder thereon.

If the Company files any Shelf Registration Statement for the benefit of the holders of any of its securities other than the Shareholders, the Company agrees that it shall use its reasonable best efforts to include in such registration statement such disclosures as may be required by Rule 430B under the Securities Act (referring to the unnamed selling security holders in a generic manner by identifying the initial offering of the securities to the Shareholders) in order to ensure that the Shareholders may be added to such Shelf Registration Statement at a later time through the filing of a Prospectus supplement rather than a post-effective amendment.

Each Shareholder holding Registrable Securities agrees if such Shareholder has Registrable Securities covered by such Registration Statement that, upon receipt of any notice from the Company of the happening of any event of the kind described in Sections 4(c)(ii), 4(c)(iii), 4(c)(iv), 4(c)(v) and 4(c)(vi) hereof, such Shareholder will promptly discontinue disposition of such Registrable Securities covered by such Registration Statement or Prospectus until such Shareholder’s receipt of the copies of the supplemented or amended Prospectus contemplated by Section 4(i) hereof, or until it is advised in writing by the Company that the use of the applicable Prospectus may be resumed, and has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus; provided, however, that the time periods under Section 2 with respect to the length of time that the effectiveness of a Registration Statement must be maintained shall automatically be extended by the amount of time the Shareholder is required to discontinue disposition of such securities.

5.Indemnification.

(a)Indemnification by the Company. The Company shall, without limitation as to time, indemnify and hold harmless, to the fullest extent permitted by law, each Shareholder whose Registrable Securities are covered by a Registration Statement or Prospectus, the officers, directors, partners, members, managers, shareholders, accountants, attorneys, agents and employees of each of them, each Person who controls (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) each such Shareholder and the officers, directors, partners, members, managers, shareholders, accountants, attorneys, agents and employees of each such controlling person, each underwriter, if any, and each Person who controls (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) such underwriter (each such person being referred to herein as a “Covered Person”), from and against any and all losses, claims, damages, liabilities, costs (including costs of preparation and reasonable attorneys’ fees and any legal or other fees or expenses incurred by such party in connection with any investigation or proceeding), expenses, judgments, fines, penalties, charges and amounts paid in settlement (collectively, “Losses”), as incurred, arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Prospectus, Registration Statement or Free Writing Prospectus or any amendment thereof or supplement thereto or any document incorporated by reference therein or based on any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation thereunder applicable to the Company and relating to any action or inaction in connection with the related offering of Registrable Securities, and will reimburse each such Covered Person for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such Loss, provided, that the Company will not be liable in any such case to the extent that any such Loss arises out of or is based on any untrue statement or omission by such Covered Person relating to such Covered Person or its Affiliates (other than the Company or any of its Subsidiaries), but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such Registration Statement, Prospectus, Free Writing Prospectus or any amendment thereof or supplement thereto, or any document incorporated by reference therein, in each case in reliance upon and in conformity with written information furnished to the Company by such Covered Person with respect to such Covered Person for use therein. It is agreed that the indemnity agreement contained in this Section 5(a) shall not apply to amounts paid in settlement of any such Loss or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld).

(b)Indemnification by the Shareholders of Registrable Securities. As a condition to including any Registrable Securities in any Registration Statement filed in accordance with Section 4 hereof, the Company shall have received an undertaking reasonably satisfactory to it from the prospective seller of such

Registrable Securities to indemnify, to the fullest extent permitted by law, severally and not jointly with any other Shareholders holding Registrable Securities, the Company, its directors and officers and each Person who controls (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) the Company and all other prospective sellers, from and against all Losses arising out of or based on any untrue or alleged untrue statement of a material fact contained in any such Registration Statement, Prospectus or Free Writing Prospectus or any amendment thereof or supplement thereto, or any document incorporated by reference therein, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company, such directors, controlling persons and prospective sellers for any legal or any other expenses reasonably incurred in connection with investigating or defending any such Loss, in each case to the extent, but only to the extent, that such untrue statement or omission is made in such Registration Statement, Prospectus or Free Writing Prospectus or any amendment thereof or supplement thereto, or any document incorporated by reference therein, in each case in reliance upon and in conformity with written information furnished to the Company by such Shareholder with respect to such Shareholder for inclusion in such Registration Statement, Prospectus or Free Writing Prospectus or any amendment thereof or supplement thereto, or any document incorporated by reference therein; provided, however, that the obligations of such Shareholder hereunder shall not apply to amounts paid in settlement of any such Losses (or actions in respect thereof) if such settlement is effected without the consent of such Shareholder (which consent shall not be unreasonably withheld); provided, further, that the liability of such Shareholder of Registrable Securities shall be limited to the net proceeds received by such selling Shareholder from the sale of Registrable Securities covered by such Registration Statement.

(c)Conduct of Indemnification Proceedings. If any Person shall be entitled to indemnity hereunder (an “Indemnified Party”), such Indemnified Party shall give prompt notice to the party from which such indemnity is sought (the “Indemnifying Party”) of any claim or of the commencement of any proceeding with respect to which such Indemnified Party seeks indemnification or contribution pursuant hereto; provided, however, that the delay or failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any obligation or liability except to the extent that the Indemnifying Party has been materially prejudiced by such delay or failure. The Indemnifying Party shall have the right, exercisable by giving written notice to an Indemnified Party promptly after the receipt of written notice from such Indemnified Party of such claim or proceeding, to, unless in the Indemnified Party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such claim, assume, at the Indemnifying Party’s expense, the defense of any such claim or proceeding, with counsel reasonably satisfactory to such Indemnified Party; provided, however, that an Indemnified Party shall have the right to employ separate counsel in any such claim or proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless: (i) the Indemnifying Party agrees to pay such fees and expenses; or (ii) the Indemnifying Party fails promptly to assume, or in the event of a conflict of interest cannot assume, the defense of such claim or proceeding or fails to employ counsel reasonably satisfactory to such Indemnified Party; in which case the Indemnified Party shall have the right to employ counsel and to assume the defense of such claim or proceeding at the Indemnifying Party’s expense; provided, further, however; that the Indemnifying Party shall not, in connection with any one such claim or proceeding or separate but substantially similar or related claims or proceedings in the same jurisdiction, arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one firm of attorneys (together with appropriate local counsel) at any time for all of the Indemnified Parties, or for fees and expenses that are not reasonable. Whether or not such defense is assumed by the Indemnifying Party, such Indemnifying Party will not be subject to any liability for any settlement made without its consent (but such consent will not be unreasonably withheld). The Indemnifying Party shall not consent to entry of any judgment or enter into any settlement that (A) does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release, in form and substance reasonably satisfactory to the Indemnified Party, from all liability in respect of such claim or litigation for which such Indemnified Party would be entitled to indemnification hereunder or (B) involves the imposition of equitable remedies or the imposition of any obligations on the Indemnified Party or adversely affects such Indemnified Party other than as a result of financial obligations for which such Indemnified Party would be entitled to indemnification hereunder.

(d)Contribution. If the indemnification provided for in this Section 5 is unavailable to an Indemnified Party in respect of any Losses (other than in accordance with its terms), then each applicable Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party, on the one hand, and such Indemnified Party, on the other hand, in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party, on the one hand, and Indemnified Party, on the other hand, shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made (or omitted) by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent any such action, statement or omission.

The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 5(d), an Indemnifying Party that is a selling Shareholder holding Registrable Securities shall not be required to contribute any amount in excess of the amount that such Indemnifying Party has otherwise been, or would otherwise be, required to pay pursuant to Section 5(b) by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(e)Non-Exclusivity. The obligations of the parties under this Section 5 shall be in addition to any liability which any party may otherwise have to any other party.

6.Registration Expenses. All fees and expenses incurred in the performance of or compliance with this Agreement by the Company including (a) all registration and filing fees (including fees and expenses (i) with respect to filings required to be made with the Commission, all applicable securities exchanges and/or FINRA and (ii) of compliance with securities or blue sky laws, including any fees and disbursements of counsel for the underwriters in connection with blue sky qualifications of the Registrable Securities pursuant to Section 4(g)), (b) printing expenses (including expenses of printing certificates for Registrable Securities in a form eligible for deposit with The Depository Trust Company and of printing Prospectuses if the printing of Prospectuses is requested by the managing underwriter(s), if any, of an Underwritten Offering, or by the Shareholders), (c) messenger, telephone and delivery expenses of the Company, (d) fees and disbursements of counsel for the Company, (e) expenses of the Company incurred in connection with any road show, (f) fees and disbursements of all independent registered public accounting firms referred to in Section 4(m) hereof (including the expenses of any “cold comfort” letters required by this Agreement) and any other persons, including special experts retained by the Company, shall be borne by the Company whether or not any Registration Statement is filed or becomes effective and (g) fees and disbursements of any counsel retained by any Shareholder holding Registrable Securities in an aggregate amount not to exceed $75,000 per Marketed Underwritten Shelf Offering or Demand Registration, or $75,000 in the case of the Shelf Registration Statement required to be filed pursuant to Section 2(a) (all such expenses, “Registration Expenses”). In addition, the Company shall pay its internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit, the fees and expenses incurred in connection with the listing of the securities to be registered on any securities exchange on which similar securities issued by the Company are then listed and rating agency fees and the fees and expenses of any Person, including special experts, retained by the Company.

The Company shall not be required to pay (a) any underwriter’s fees (including discounts, commissions or fees of underwriters, selling brokers, dealer managers or similar securities industry professionals) relating to the distribution of the Registrable Securities (other than with respect to Registrable Securities sold by the Company) or (b) expenses (other than the Company’s internal expenses) in connection with any offering pursuant to a Demand Request or Shelf Takedown begun pursuant to Section 2, the request of which has been subsequently withdrawn by the demanding Shareholder unless (i) the withdrawal is based upon (A) any fact, circumstance, event, change, effect or occurrence that individually or in the aggregate with all other facts or circumstances, events, changes, effects or occurrences has a material adverse effect on the Company or (B) material adverse information concerning the Company that the Company had not publicly disclosed at least forty-eight (48) hours prior to such registration request or that the Company had not otherwise notified, in writing, the demanding Shareholder of at the time of such request or (ii) the Shareholder issuing such Demand Request or requesting such Shelf Takedown, as applicable, has not withdrawn three Demand Requests relating to Underwritten Offerings of a type not covered by the foregoing clauses (b)(i)(A) or (b)(i)(B).

7.Rule 144. The Company covenants that it will file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the Commission thereunder (or, if the Company is not required to file such reports, it will, upon the request of any of the Shareholders, make publicly available such information so long as necessary to permit sales of Registrable Securities pursuant to Rule 144), and it will take such further action as any Shareholder of Registrable Securities (or, if the Company is not required to file reports as provided above, any of the Shareholders) may reasonably request, all to the extent required from time to time to enable such Shareholder to sell shares of Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144. Upon the request of any Shareholder of Registrable Securities, the Company will deliver to such Shareholder a written statement as to whether it has complied with such requirements and will, within the limitations of the exemption provided by Rule 144 (as such rule may be amended from time to time) or any similar rule enacted by the Commission, instruct the transfer agent to remove the restrictive legend affixed to any Ordinary Shares to enable such shares to be sold in compliance with Rule 144 (as such rule may be amended from time to time) or any similar rule enacted by the Commission.

8.Miscellaneous.

(a)Termination. The provisions of this Agreement (other than Section 5) shall terminate upon the earliest to occur of (i) its termination by the written agreement of all parties hereto or their respective successors in interest, (ii) the date on which the Shareholders cease to own any Registrable Securities and (iii) the dissolution, liquidation or winding up of the Company. Nothing herein shall relieve any party from any liability for the breach of any of the agreements set forth in this Agreement.

(b)Holdback Agreement. In consideration for the Company agreeing to its obligations under this Agreement, such Shareholder agrees in connection with any Marketed Underwritten Shelf Offering or Marketed Underwritten Offering of the Company’s Ordinary Shares (whether or not such Shareholder is participating in such transaction) upon the request of the Company and the underwriter(s) managing such Underwritten Offering, not to effect (other than pursuant to such registration) any public sale or distribution of Ordinary Shares, including, but not limited to, any sale pursuant to Rule 144, or make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of, or enter into any swap or other arrangement that transfers to another Person any of the economic consequences of ownership of, any Ordinary Shares, any other equity securities of the Company or any securities convertible into or exchangeable or exercisable for any equity securities of the Company without the prior written consent of the Company or such underwriters, as the case may be, during the Holdback Period.

If any registration pursuant to Section 2 of this Agreement shall be in connection with any Marketed Underwritten Shelf Offering or other Marketed Underwritten Offering where the plan of distribution contemplates a customary “road show” (including an “electronic road show”) or other substantial marketing effort by the Company and the underwriters, the Company will not effect any public sale or distribution of any common equity (or securities convertible into or exchangeable or exercisable for common equity) (other than a registration statement (i) on Form F-4, Form S-8 or any successor forms promulgated for similar purposes or (ii) filed in connection with an exchange offer or any employee benefit or dividend reinvestment plan) for its own account, during the Holdback Period.

(c)Amendments and Waivers. This Agreement may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if any such amendment, action or omission to act, has received the written consent of the Company and the Shareholders holding a majority of the voting power of the Registrable Securities at the time of such amendment, action or omission; provided, however, that notwithstanding the foregoing any amendment hereto or waiver hereof that adversely affects one Shareholder, solely in his, her or its capacity as a holder of the share capital of the Company, in a manner that is materially different from the other Shareholders (in such capacity) shall require the consent of the Shareholder so affected. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms. Any Shareholder may waive (in writing) the benefit of any provision of this Agreement with respect to itself for any purpose. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the Shareholder granting such waiver in any other respect or at any other time.

(d)Successors, Assigns and Transferees. This Agreement may not be assigned without the prior written consent of the Company. Notwithstanding the foregoing, (i) the Investor may assign any of its rights, interests and obligations hereunder to (a) any Affiliate of the Investor and (b) any Permitted Rights Transferee who acquires at least 25% of the Registrable Securities held by the Shareholders as of the date hereof, and (ii) in the event of and as a condition to any such assignment, such assignee shall agree in writing to be bound by the provisions of this Agreement, including the rights, interests and obligations so assigned. Notwithstanding the foregoing, any notice (or Demand Request, as applicable) of a Shareholder to register Registrable Securities pursuant to a registration statement under the Securities Act pursuant to, and in accordance with, Section 2(b), Section 2(e) or Section 3(a) shall be deemed to include, and the Company shall register (subject to the limitations and conditions otherwise applicable to the Shareholder), any portion of such Registrable Securities that are transferred to a Permitted Rights Transferee prior to the execution of an underwriting agreement in connection with an Underwritten Offering and the effectiveness of the registration statement, in each other case; provided, that the notice (or Demand Request, as applicable) described in Section 2(b), Section 2(e) or Section 3(a), as applicable, includes the identity of such Permitted Rights Transferee, the relationship (if any) of such Permitted Rights Transferee with the Company, their beneficial ownership of Ordinary Shares, the Registrable Securities held by such Permitted Rights Transferee to be included in such registration and the intended method of distribution thereof, and any other information reasonably requested by the Company and/or the managing underwriter(s) for inclusion in the applicable Registration Statement, Prospectus, Free Writing Prospectus or any amendment thereof or supplement thereto.

(e)Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given:

If to the Company, to:

Swvl Holdings Corp.

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

Attention:Mostafa Kandil

Email:

with a copy (which shall not constitute notice) to:

Sullivan & Worcester LLP
1251 Avenue of the Americas
New York, New York 10020

Attention:Ron Ben-Bassat

Email:

if to a Shareholder, to:

Coefficient SWVL Holdings LLC
Attention:Abdalla Ali
Email:

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
Attention:Ryan Lynch
Email:

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.

All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

(f)Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

(g)No Inconsistent Agreements. The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement.

(h)Entire Agreement; No Third Party Beneficiaries. This Agreement (i) constitutes the entire agreement among the parties with respect to the subject matter of this Agreement and supersedes any prior discussions, correspondence, negotiation, proposed term sheet, agreement or understanding and there are no agreements, understandings, representations or warranties between the parties other than those set forth or referred to in this Agreement and (ii) except as provided in Section 5 with respect to an Indemnified Party, is not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.

(i)Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.

(i)This Agreement and all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

(ii)Each party irrevocably submits to the exclusive jurisdiction of the courts of the State of New York and the United States District Court for the Southern District of New York sitting in the City of New York, Borough of Manhattan, in respect of any suit, action or other proceeding arising out of or relating to this Agreement and the transactions contemplated hereby, and hereby irrevocably agrees that all claims in respect of such suit, action or proceeding may be heard and determined in such court. Each party to this Agreement hereby irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such suit, action or other proceeding. The parties further agree, to the extent permitted by law, that final and unappealable judgment against any of them in any suit, action or other proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment.

(iii)EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(j)Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(k)Enforcement. Each party hereto acknowledges that money damages would not be an adequate remedy in the event that any of the covenants or agreements in this Agreement are not performed in accordance with its terms, and it is therefore agreed that in addition to and without limiting any other remedy or right it may have, the non-breaching party will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof. In any action or proceeding brought to enforce any provision of this Agreement, the successful party shall be entitled to recover reasonable attorneys’ fees in addition to its costs and expenses and other available remedies.

(l)Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and will not affect the meaning or interpretation of this Agreement.

(m)No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, the Company and each Shareholder covenants, agreess and acknowledge that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any current or future director, officer, employee, shareholder, general or limited partner or member of the Shareholder or of any Affiliate thereof (in each case other than an assignee pursuant to Section 8(d) that is a Permitted Rights Transferee), whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future director, officer, employee, shareholder, general or limited partner or member of the Shareholder or of any Affiliate or assignee thereof, as such for any obligation of the Shareholder under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

(n)Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts (including via facsimile and electronic transmission), each of which shall be an original, but all of which together shall constitute one instrument. This Agreement may be executed by facsimile signature(s).

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be duly executed on its behalf as of the date first written above.

SWVL HOLDINGS CORP

By:
Name:	Mostafa Kandil
Title:	Chief Executive Officer

[Signature Page to Registration Rights Agreement]

COEFFICIENT SWVL HOLDINGS, LLC

By:
Name:	Abdalla Ali
Title:	President, Secretary and Treasurer

[Signature Page to Registration Rights Agreement]

Annex A

Swvl Holdings Corp

Selling Shareholder Notice and Questionnaire

The undersigned beneficial owner of common stock (the “Registrable Securities”) of Swvl Holdings Corp, a company incorporated under the laws of the British Virgin Islands with company number 2070410 (the “Company”), understands that the Company has filed or intends to file with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement (the “Registration Statement”) for the registration and resale under Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), of the Registrable Securities, in accordance with the terms of the Registration Rights Agreement (the “Registration Rights Agreement”) to which this document is annexed. A copy of the Registration Rights Agreement is available from the Company upon request at the address set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Registration Rights Agreement.

Certain legal consequences arise from being named as a selling shareholder in the Registration Statement and the related prospectus. Accordingly, holders and beneficial owners of Registrable Securities are advised to consult their own securities law counsel regarding the consequences of being named or not being named as a selling shareholder in the Registration Statement and the related prospectus.

NOTICE

The undersigned beneficial owner (the “Selling Shareholder”) of Registrable Securities hereby elects to include the Registrable Securities owned by it in the Registration Statement. The undersigned hereby provides the following information to the Company and represents and warrants that such information is accurate:

QUESTIONNAIRE

1. Name.

(a)	Full Legal Name of Selling Shareholder

(b)	Full Legal Name of Registered Holder (if not the same as (a) above) through which Registrable Securities are held:

(c)	Full Legal Name of Natural Control Person (which means a natural person who directly or indirectly alone or with others has power to vote or dispose of the securities covered by this Questionnaire):

2. Address for Notices to Selling Shareholder:

Telephone:

Fax:

Contact
Person:

3. Broker-Dealer Status:

(a)Are you a broker-dealer?

Yes ☐ No ☐

(b)If “yes” to Section 3(a), did you receive your Registrable Securities as compensation for investment banking services to the Company?

Yes ☐ No ☐

Note: If “no” to Section 3(b), the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

(c)Are you an affiliate of a broker-dealer?

Yes ☐ No ☐

(d)If you are an affiliate of a broker-dealer, do you certify that you purchased the Registrable Securities in the ordinary course of business, and at the time of the purchase of the Registrable Securities to be resold, you had no agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities?

Yes ☐ No ☐

Note: If “no” to Section 3(d), the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

4. Beneficial Ownership of Securities of the Company Owned by the Selling Shareholder.

Except as set forth below in this Item 4, the undersigned is not the beneficial or registered owner of any securities of the Company other than the securities issuable pursuant to the Purchase Agreement.

(a)	Type and Amount of other securities beneficially owned by the Selling Shareholder:

5. Relationships with the Company:

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% of more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

State any exceptions here:

The undersigned agrees to promptly notify the Company of any material inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof at any time while the Registration Statement remains effective; provided, that the undersigned shall not be required to notify the Company of any changes to the number of securities held or owned by the undersigned or its affiliates.

By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to Items 1 through 5 and the inclusion of such information in the Registration Statement and the related prospectus and any amendments or supplements thereto. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Registration Statement and the related prospectus and any amendments or supplements thereto.

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Date:	Beneficial
Owner:

By:
Name:
Title:

PLEASE FAX A COPY (OR EMAIL A .PDF COPY) OF THE COMPLETED AND EXECUTED NOTICE AND QUESTIONNAIRE TO: